

May 15, 2014

Via E-mail
Ms. Kathleen E. Redd
Chief Financial Officer
GenCorp Inc.
2001 Aerojet Road
Rancho Cordova, California 95742

      RE: **GenCorp Inc.**
                Form 10-K for the Year Ended November 30, 2013
                Filed February 7, 2014
                Form 10-Q for the Period Ended February 28, 2014
                Filed March 31, 2014
                Response dated May 2, 2014
                File No. 1-1520

Dear Ms. Redd:

We have reviewed your response letter dated May 2, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended November 30, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Notes to the Financial Statements

Note 3. Balance Sheet Accounts and Supplemental Disclosures

b. Inventories, page 93

2. We note your response to comment 8 of our letter dated April 7, 2014. In a similar manner to your response, please disclose how you determine which general and administrative costs should be allocated in inventories and your basis for including these amounts in inventories.

Note 5. Income Taxes, page 99

3. We note your response to comment 9 of our letter dated April 7, 2014. Please address the following:
   - You state GAAP provides that you also include other comprehensive income when determining whether a cumulative loss position exists. Please help us understand what guidance you are relying upon in determining that you should consider other comprehensive income in determining whether you are in a cumulative loss position when evaluating the realizability of your deferred tax assets related to net operating loss and tax credit carryforwards;
   - Please provide us with a breakdown of the specific deferred tax assets for which you released $179.8 million of a valuation allowance;
   - You need $472.6 million in pre-tax income and $217.2 million in other comprehensive income to realize your net deferred tax assets as of November 30, 2013. Please provide us with your projected annual income and comprehensive income amounts which show how you determined that you will be able to record these amounts of income. Please ensure you address consideration of when any loss and credit carryforwards expire. Please include a clear explanation of the specific assumptions you made in concluding that future income will be materially different from historical results.   For example, you should address current sales and how you expect these to change in order to generate enough income to recover your deferred tax assets; and
   - Your response indicates that you have a history of generating taxable income, which has allowed for the utilization of net operating loss and tax credit carryforwards with the exception of fiscal 2008. Please provide us with your taxable income for each of the last five years and correspondingly the amounts of net operating loss and tax credit carryforwards utilized.

Form 10-Q for the Period Ended February 28, 2014

Note 10. Cost Reduction Plan, page 21

4. We note your response to comment 12 of our letter dated April 7, 2014. Please clarify if you already have or when you intend to record the expenses associated with the integration and restructuring costs. Please tell us whether you have other costs that you have incurred and capitalized as of November 30, 2013 and February 28, 2014, because you expect such costs to be reimbursable under your contracts.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief